Perfect Corp.

PO Box 309, Ugland House

Grand Cayman,

KY1-1104

Cayman Islands

January 13, 2023

Via EDGAR

United States Securities and Exchange Commission,

Division of Corporation Finance,

Office of Technology,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention:	Joshua Shainess
Mariam Mansaray
Patrick Faller

Re:	Request for Acceleration of Effectiveness

Perfect Corp.

Registration Statement on Form F-1

File No. 333-268057

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the United States Securities and Exchange Commission (the “Commission”) promulgated under the Securities Act of 1933, as amended, Perfect Corp. (the “Company”) hereby respectfully requests that the effectiveness of the above referenced registration statement on Form F-1, File No. 333-268057, as amended, be accelerated by the Commission so that it will become effective at 12:00 p.m. Eastern Time on January 17, 2023, or as soon thereafter as practicable, unless the Company notifies you otherwise prior to such time.

Please contact Ching-Yang Lin of Sullivan & Cromwell (Hong Kong) LLP at +852-2826-8606 or linc@sullcrom.com or Joon Seok Hong at +852-2826-8643 or hongj@sullcrom.com with any questions you may have. In addition, please notify Mr. Lin or Mr. Hong when this request for acceleration has been granted.

Very truly yours,

Perfect Corp.

By:	/s/ Alice H. Chang
	Name:	Alice H. Chang
	Title:	Chief Executive Officer

cc:	Ching-Yang Lin
Sullivan & Cromwell (Hong Kong) LLP